Exhibit 12
EL PASO CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN MILLIONS)

	For the six months ended June 30,
	2010	2009
Earnings
Income (loss) before income taxes	$873	$(1,317)
Income from equity investees	(139)	(31)

Income (loss) before income taxes before adjustment for income from equity investees	734	(1,348)

Fixed charges	570	534
Distributed income of equity investees	35	35
Capitalized interest	(23)	(19)
Preferred returns on consolidated subsidiaries	(14)	—

Total earnings available for fixed charges	$1,302	$(798)

Fixed charges
Interest and debt expense	$550	$527
Interest component of rent	6	7
Preferred returns on consolidated subsidiaries	14	—

Total fixed charges	$570	$534

Ratio of earnings to fixed charges(1)	2.28	—

Fixed charges
Interest and debt expense	$550	$527
Interest component of rent	6	7
Preferred returns on consolidated subsidiaries	14	—

Total fixed charges	570	534

Preferred stock dividend of parent	28	19

Total fixed charges and preferred stock dividend	$598	$553

Ratio of earnings to combined fixed charges and preferred stock dividends(2)	2.18	—

(1)	Earnings for the six months ended June 30, 2009 were inadequate to cover fixed charges by $1.3 billion.

(2)	Earnings for the six months ended June 30 2009 were inadequate to cover fixed charges and preferred stock dividends by $1.4 billion.
         For purposes of computing these ratios, earnings means income (loss) before income taxes before:
–	income or loss from equity investees, adjusted to reflect actual distributions from equity investments; and

–	fixed charges;
         less:
–	capitalized interest; and

–	preferred returns on consolidated subsidiaries.
         Fixed charges means the sum of the following:
–	interest costs, not including interest on tax liabilities which is included in income tax expense on our income statement;

–	amortization of debt costs;

–	that portion of rental expense which we believe represents an interest factor; and

–	preferred returns on consolidated subsidiaries.